Irwin Home Equity
12677 Alcosta Blvd.
Suite 500
San Ramon, CA 94583-442
925.277.2001
925.277.0481 Fax

Irwin Home Equity (LOGO)

Management's Assertion Regarding Compliance
With Minimum Servicing Standards

As of and for the year ended December 31, 1999, Irwin Home Equity, a majority owned subsidiary of Irwin Financial Corporation, has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the parent corporation, Irwin Financial Corporation, had in effect, a fidelity bond and errors and omissions policy in the amount of $14,000,000.



Octavio Ricart
Vice President - Finance and Accounting

Patricia A. S. Schwinn
Chief Administrative Officer
Chief Financial Officer

Elena Delgado
President


an Irwin Financial Company